Exhibit 97

EXECUTIVE COMPENSATION CLAWBACK POLICY

Purpose

This executive compensation clawback policy (the “Policy”) applies in the event of a material restatement (“Restatement”) of Collective Mining Ltd.’s (the “Company”) financial results as a result of material non-compliance with financial reporting requirements or the misstatement of public disclosure due to willful misconduct by an executive.

Objective

In the event of a Restatement of the reported financial or operating results of the Company due to material non-compliance with financial reporting requirements or the misstatement of public disclosure, the objective of this Policy is to establish and reserve the right of the Company to require recovery of Incentive Compensation (as defined below) that would not otherwise have been paid if the correct Company performance data had been used to determine the amount payable.

Definitions

For purposes of this Policy, in addition to the terms defined elsewhere in this Policy, the following terms shall have the meanings set out below:

(a)	“Executives” means the Executive Chairman, Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Controller, any Vice-President of the Company in charge of a principal business unit, division or function and any other officer or person who performs a significant policy-making function for the Company, as determined by the board of directors of the Company (the “Board”) from time to time, and “Executive” refers to one of such individuals.

(b)	“Incentive Compensation” shall mean all cash bonuses or awards under the Company’s incentive bonus plans, all grants and awards under the Company’s equity incentive plans, including all Share Units, all payments made on or relating to the vesting or exercise of any Share Units and any other incentive compensation that may be paid or granted from time to time based on the achievement of financial results.

(c)	“Share Units” means, collectively, stock options, restricted share units, deferred share units or other similar forms of share units granted to Executives from time to time under the Company’s incentive compensation plans, as amended or adopted by the Company from time to time.

(d)	“Wrongful Conduct” shall mean fraud, gross negligence or intentional misconduct.

Recovery of Excess Compensation

In situations where:

(i)	the amount of Incentive Compensation received by an Executive or former Executive was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a Restatement of all or a portion of the Company’s financial statements;

(ii)	the amount of the Incentive Compensation received by an Executive or former Executive was calculated based upon, or contingent on, the accurate disclosure of public information;

(iii)	the Board determines that the Executive or former Executive engaged in Wrongful Conduct that caused, partially caused or meaningfully and directly contributed to the need for the Restatement; and

(iv)	the Incentive Compensation payment received would have been lower had the financial results been properly reported;

then the Board may, to the full extent permitted by applicable laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement (up to the amount by which the Incentive Compensation received by such Executive exceeds that which the Executive would have received had the financial results been properly reported) of all or a portion of Incentive Compensation received by an Executive made under the Company’s incentive plans.

The Board may delegate to the Compensation, Nominating and Corporate Governance Committee (the “CNCG Committee”) all determinations to be made and actions to be taken by the Board under this Policy. Any determination made by the Board or the CNCG Committee under this Policy shall be final, binding and conclusive on all parties.

Method of Recovery

Subject to compliance with applicable law, the CNCG Committee will determine, in its sole discretion, the form and method for recovering recoverable Incentive Compensation hereunder, which may include, without limitation: (i) requiring reimbursement of cash Incentive Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, transfer or other disposition of any equity-based awards; (iii) offsetting the recovered amount from any compensation otherwise owed by the Company to the Executive; (iv) cancelling outstanding vested or unvested equity awards; or (v) taking any other remedial and recovery action permitted by law, as determined by the CNCG Committee. Notwithstanding the foregoing, in no event may the CNCG Committee accept an amount that is less than the amount of recoverable Incentive Compensation in satisfaction of an Executive’s obligations hereunder. The method of recovery selected by the CNCG Committee will in all instances be designed to effectuate the purpose of preventing such Executives from retaining compensation that they received and to which they were not entitled under the Company’s restated financial results.

In the reasonable exercise of its business judgment under this Policy, the CNCG Committee may, in its sole discretion, determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

Prohibition on Indemnification and Reimbursement

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event shall the Company be permitted to reimburse any Executive for or, insure or indemnify any Executive against, (i) the loss of any Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation that is granted, paid or awarded to an Executive from the application of this Policy or that waives the Company’s right to recovery of any recoverable Incentive Compensation, and this Policy shall supersede any such agreement (entered into after the Effective Date of this Policy).

Additional Matters

This Policy applies only to Incentive Compensation paid or awarded after the date of its initial adoption. Compensation paid or awarded prior to that date is not subject to this Policy.

This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The recovery period under this Policy expires at the end of the third financial year following the year for which the inaccurate performance criteria were reported.

Executives shall acknowledge this Policy by signing an acknowledgment in the form attached as Schedule A hereto.

Approved by the Board on April 21, 2023 and revised June 27, 2024.

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